130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

November 30, 2020	No. 20-12

Avalon Publishes Ninth Annual Sustainability Report

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or "the Company") is pleased to announce that the Company has released its ninth annual comprehensive sustainability report, along with its 2020 annual filings including the audited financial statements. The Company also reports that its recent news release on the the signing of a Letter of Intent with Rock Tech Lithium Inc. generated considerable media coverage for which links are provided below.

The 2020 Sustainability Report focuses on health and safety, social, environmental and economic matters that are material to Avalon. The report was prepared in accordance with the Global Reporting Initiative Standards, core option. It includes a self-assessment of the Company's 2020 fiscal year sustainability performance and sets targets for 2021 against the Mining Association of Canada's Toward Sustainable Mining indicators.

In 2019, Avalon began integrating the United Nations' 17 Sustainable Development Goals ("SDGs") into its sustainability reporting. 17 SDGs were set by the United Nations in 2015 and are the world's shared plan to end extreme poverty, reduce inequality and protect the planet by 2030. Avalon has aligned its sustainability progress and goals with the SDGs to measure and manage its contributions towards these global goals.

Comments Avalon President and CEO, Don Bubar, "Avalon is very much on the forefront of sustainable best practices in mineral development, with a strong track record and a forward-thinking management team that makes sustainability a priority. For some time, Avalon has envisioned the opportunities that sustainable development of critical minerals supply chains offer Canada, but getting these types of projects started has been very challenging. However, our time has now come, with the recent recognition that the transition to a low carbon future cannot happen without adequate supply chains of the many critical minerals needed in clean technologies."

Avalon's 2020 Sustainability Report is available from the Company's website at http://www.avalonadvancedmaterials.com/sustainability/2020-sustainability-report.

The Company has also completed the filings of its 2020 Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form with Canadian security regulators, as well as its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for the Company's fiscal year ended August 31, 2020. Copies of these filings are available through SEDAR at http://www.sedar.com; through EDGAR at http://www.sec.gov; or on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings.

Shareholders may request a printed copy of the Consolidated Financial Statements and/or the 2020 Sustainability Report by email to ir@AvalonAM.com or by regular mail to Investor Relations, Avalon Advanced Materials Inc., 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5.

Sustainalytics ESG Risk Rating

As first announced on November 3, 2020, Avalon has engaged Sustainalytics, a Morningstar company, to conduct an independent audit of the Company's business practices and policies towards obtaining an Environmental, Social and Corporate Governance ("ESG") Risk Rating License. That audit is currently underway and the process is on schedule to be completed by mid-December.

Potential Lithium Battery Materials Process Facility in Thunder Bay - Media Coverage

Avalon is pleased to share the news coverage subsequent to its announcement of  entering into a Letter of Intent ("LOI") with Rock Tech Lithium Inc. ("Rock Tech") to collaborate on the development of a lithium battery materials process facility in Thunder Bay, Ontario, as per its November 16, 2020 news release.

The announcement generated considerable interest in the local community, and media coverage included CBC Thunder Bay, Dougall Media's TBNewsWatch, Ici Radio-Canada Nord de l'Ontario, Northern Ontario Business and Metal Tech News.

Boom and Bust - How the Canadian Mining Sector has Thrived during a Pandemic

Mr. Bubar was pleased to accept the invitation of Tony Clement to appear on his news program, Boom and Bust, on November 25. Mr. Clement spoke to Mr. Bubar and Ontario Mining Association President Chris Hodgson for an in-depth look at the current state of the mining industry with emphasis on the status of critical minerals supply chains development in Canada. The episode can be viewed online here.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related statements related to the Company's 2021 sustainability targets, that the transition to a low carbon future cannot happen without adequate supply chains of the many critical minerals and that the ESG audit process is on schedule to be completed by mid-December . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.